UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. ________)*

SonomaWest Holdings, Inc.
(Name of Subject Company (Issuer))

Stapleton Acquisition Company
(Name of Filing Person (Offeror))

Common Stock, No Par Value Per Share
(Title of Class of Securities)

835637109
(CUSIP Number of Class of Securities)

Walker Roberts Stapleton
President/Chief Executive Officer
SonomaWest Holdings, Inc.
4643 S. Ulster St., 8th Floor
Denver, CO 80237
United States of America
(720) 228-4131

(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications On Behalf of Filing Person)

 Copy to:

Ronald R. Levine, II, Esq.
Davis Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, Colorado 80202
(303) 892-7514

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☒ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 12. EXHIBITS.

Exhibit Number	Description

d(2)	Letter Agreement, dated November 6, 2008

99.1	Press Release, dated November 6, 2008

99.2	Letter to the Special Committee of the Board of Directors of the Issuer dated November 6, 2008

Exhibit d(2)

November 6, 2008

Stapleton Acquisition Company
4643 S. Ulster Street, 8th Floor
Denver, Colorado 80237
Attention: President

Re: Termination of Contribution and Subscription Agreements

Dear Sir:

On behalf of myself and each of Craig R. Stapleton, Dorothy W. Stapleton, and Wendy S. Reyes, I acknowledge that certain Contribution and Subscription Agreement (the “Agreement”) dated September 16, 2008, by and between each of Craig R. Stapleton, Dorothy W. Stapleton, Wendy S. Reyes and myself and Stapleton Acquisition Company (“SAC”).  Each of the foregoing individuals have agreed to terminate his or her respective Agreement with SAC.  In order to memorialize such termination, SAC and I enter into this letter agreement and agree as follows:

1.           Effective immediately, the Agreements between SAC and each of Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes is hereby terminated in their entirety and shall be of no further force and effect.

2.           This letter agreement constitutes the entire agreement among the parties with respect to the subject matter of this letter agreement.

3.           This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

4.           This Agreement may be executed in counterparts, both of which when taken together shall be deemed one original.

If this letter agreement accurately reflects our agreement, please execute where indicated below.

Sincerely,

/s/ Walker R. Stapleton

AGREED AND ACKNOWLEDGED

STAPLETON ACQUISITION COMPANY

By: /s/ Walker R. Stapleton
      Walker R. Stapleton
       Its President

Dated: November 6, 2008

Exhibit 99.1

Contact:   Walker Roberts Stapleton   (720) 228-4131

Headline: Stapleton Acquisition Company Announces It Will Not Proceed With Proposed Tender Offer

DENVER, COLORADO, November 6, 2008 /PRNewswire/ -- Stapleton Acquisition Company (“SAC”), which owns a 45.5% stake in SonomaWest Holdings, Inc. (SWHI.PK) (the “Company”), announced today that in light of significant and continued uncertainties in the credit markets and real estate markets, it has determined not to proceed with its proposed tender offer to purchase for cash all of the outstanding shares of the Company’s common stock not owned by SAC at a purchase price of $9.30 per share in cash.  SAC has notified the Special Committee of the Company’s Board of Directors of its decision not to proceed with the proposed offer, which was immediately effective.

Exhibit 99.2

November 6, 2008

Special Committee of the Board of Directors
SonomaWest Holdings, Inc.
2064 Highway 116 North
Sebastopol, California

 Gentlemen:

I am writing to inform you that Stapleton Acquisition Company (“SAC”), has decided not to proceed with its proposed tender offer to purchase all of the outstanding shares of common stock of SonomaWest Holdings, Inc. (the “Company”) not owned by SAC at a purchase price of $9.30 per share in cash.  SAC’s decision is based on the significant and continued uncertainties in the credit markets and real estate markets.

Very truly yours,

/s/ Walker R. Stapleton